

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Gil Van Bokkelen
Chairman and Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

Re: Athersys Inc.
Form 10-K filed March 11, 2010
File No. 001-33876

Dear Mr. Van bokkelen:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Regenerative Medicine Programs, page 4

1. On page 5, you refer to Lonza Walkersville, Inc. as your manufacturing partner in connection with the MultiStem candidate. This arrangement appears to be material. Similarly, you disclose on page 23 that you are dependent on third parties to manufacture your pharmaceutical product candidates and your MultiStem candidate. Please file copies of these agreements as exhibits. In addition, please provide proposed revised disclosure for inclusion in future filings that expands your discussion to describe the material terms of each of these agreements, including, but not limited to, any payment provisions, exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Collaborations and Partnerships, page 11

2. Please provide proposed revised disclosure for inclusion in future filings that expands the discussion concerning:

- the Pfizer agreement to disclose when the last royalty term will expire and the range of tiered royalty rates within a range of ten percent, i.e. single digits, mid-teens, twenties, etc.;

- the Angiotech agreement to disclose the expiration date of the last to expire patent licensed to Angiotech and to quantify the amounts you have received to date from your agreement with Angiotech; and

- the Bristol-Myers Squibb agreement to disclose the number of cell lines you have provided Bristol-Myers, the range of royalties you will receive on the sale of approved products, and to quantify the aggregate amount of license fees and milestone payments you have received pursuant to the agreement.

Intellectual Property, page 14

3. We note your reference to fourteen patents in your discussion of your patent estate for stem cells and related technology and your portfolio related to key functional genomics technologies and product candidates. It is unclear as to whether you have fourteen distinct patents for each of the respective areas of product development or fourteen patents in total.

4. Please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the jurisdiction(s) in which the patents were granted.

5. The discussion pertaining to non-embryonic stem cells and related technology indicates the granted patents could provide coverage for your cell compositions, methods of use, manufacturing processes, and product candidates through as late as 2018. To the extent the fourteen patents referred to in the discussion are material, please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the products and/or technology that the patents relate to, disclose when the latest to expire patent for each product or technology is scheduled to expire and disclose the jurisdictions in which the product or technology is patented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862, or Suzanne Hayes, Branch Chief, at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director